Chubb Group of Insurance Companies

202 Whitehouse Station, NJ 08889

NAME OF ASSURED (including its Subsidiaries):

THE VICTORY FUNDS

15935 LA CANTERA PKWY, BUILDING TWO

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 8251-6100

FEDERAL INSURANCE COMPANY

SAN ANTONIO, TX 78256

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from	12:01 a.m. on	March 1, 2022
to	12:01 a.m. on	March 1, 2023

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$6,700,000	$0
2.	On Premises	$6,700,000	$50,000
3.	In Transit	$6,700,000	$50,000
4.	Forgery or Alteration	$6,700,000	$50,000
5.	Extended Forgery	$6,700,000	$50,000
6.	Counterfeit Money	$6,700,000	$50,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$6,700,000	$50,000

9.Voice Initiated Funds

	Transfer Instruction	$6,700,000	$50,000
10.	Uncollectible Items of Deposit	$100,000	$10,000
11.	Audit Expense	$100,000	$10,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-10

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)	Page 1 of 1

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

February 28, 2022

Date	Authorized Representative
Form 17-02-1421 (Ed. 5-98)	Page 2 of 2

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss	resulting directly from Larceny or Embezzlement committed by any
		Employee, alone or in collusion with others.

On Premises	2.	Loss	of Property resulting directly from robbery, burglary, false pretenses,
		common law or statutory larceny, misplacement, mysterious unexplainable
		disappearance, damage, destruction or removal, from the possession, custody or
		control of the ASSURED, while such Property is lodged or deposited at premises
		located anywhere.

In Transit	3.	Loss	of Property resulting directly from common law or statutory larceny,
		misplacement, mysterious unexplainable disappearance, damage or destruction,
		while the Property is in transit anywhere:
		a.	in an armored motor vehicle, including loading and unloading thereof,
		b.	in the custody of a natural person acting as a messenger of the ASSURED,
			or
		c.	in the custody of a Transportation Company and being transported in a
			conveyance other than an armored motor vehicle provided, however, that
			covered Property transported in such manner is limited to the following:

(1) written records,

(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
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Insuring Clauses (continued)

Forgery Or Alteration	4.	Loss resulting directly from:
		a.	Forgery on, or fraudulent material alteration of, any bills of exchange,
			checks, drafts, acceptances, certificates of deposits, promissory notes, due
			bills, money orders, orders upon public treasuries, letters of credit, other
			written promises, orders or directions to pay sums certain in money, or
			receipts for the withdrawal of Property, or
		b.	transferring, paying or delivering any funds or other Property, or establishing
			any credit or giving any value in reliance on any written instructions, advices
			or applications directed to the ASSURED authorizing or acknowledging the
			transfer, payment, delivery or receipt of funds or other Property, which
			instructions, advices or applications fraudulently purport to bear the
			handwritten signature of any customer of the ASSURED, or shareholder or
			subscriber to shares of an Investment Company, or of any financial
			institution or Employee but which instructions, advices or applications either
			bear a Forgery or have been fraudulently materially altered without the
			knowledge and consent of such customer, shareholder, subscriber, financial
			institution or Employee;
		excluding, however, under this INSURING CLAUSE any loss covered under
		INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
		CLAUSE 5. is provided for in the DECLARATIONS of this Bond.
		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
		signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss	resulting directly from the ASSURED having, in good faith, and in the
		ordinary course of business, for its own account or the account of others in any
		capacity:
		a.	acquired, accepted or received, sold or delivered, or given value, extended
			credit or assumed liability, in reliance on any original Securities,
			documents or other written instruments which prove to:
			(1) bear a Forgery or a fraudulently material alteration,
			(2) have been lost or stolen, or
			(3) be Counterfeit, or
		b.	guaranteed in writing or witnessed any signatures on any transfer,
			assignment, bill of sale, power of attorney, guarantee, endorsement or other
			obligation upon or in connection with any Securities, documents or other
			written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)		signature is treated the same as a handwritten signature.

Counterfeit Money		6. Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person		7. Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
	b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System		8. Loss resulting directly from fraudulent:
	a.	entries of data into, or
	b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:
(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
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Insuring Clauses (continued)

Voice Initiated Funds	9. Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction	to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:
	a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,
	b.	made by a person purporting to be a Customer, and
	c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the

COMPANY.

Uncollectible Items of	10.	Loss	resulting directly from the ASSURED having credited an account of a
Deposit		customer, shareholder or subscriber on the faith of any Items of Deposit which
		prove to be uncollectible, provided that the crediting of such account causes:
		a.	redemptions or withdrawals to be permitted,
		b.	shares to be issued, or
		c.	dividends to be paid,
		from an account of an Investment Company.
		In order for coverage to apply under this INSURING CLAUSE, the ASSURED
		must hold Items of Deposit for the minimum number of days stated in the
		APPLICATION before permitting any redemptions or withdrawals, issuing any
		shares or paying any dividends with respect to such Items of Deposit.
		Items of Deposit shall not be deemed uncollectible until the ASSURED'S
		standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or
		examinations required by any governmental regulatory authority or self-regulatory
		organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
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General Agreements

Additional Companies	A. If more than one corporation, or Investment Company, or any combination of
Included As Assured	them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.
(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B. The ASSURED represents that all information it has furnished in the
Assured	APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.
The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
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General Agreements

(continued)

Additional Offices Or

Employees - Consolidation,

Merger Or Purchase Or

Acquisition Of Assets Or

Liabilities - Notice To

Company

C.If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)occurred or will occur on premises, or

(2)been caused or will be caused by an employee, or

(3)arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - D. When the ASSURED learns of a change in control (other than in an Investment

Notice To CompanyCompany), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the

COMPANY setting forth:

(1)the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:

(1)an Employee admits to being guilty of Larceny or Embezzlement,

(2)an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And

(continued)

(3)in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

2.of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
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Conditions and

Limitations

Definitions	1. As used in this Bond:
a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
	b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
	c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
	d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.
	e.	Employee means:
(1) an officer of the ASSURED,
(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
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Conditions and

Limitations

Definitions

(continued)

(8)each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

b.acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
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Conditions and

Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.
	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.
	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.
	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.
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Conditions and

Limitations

Definitions

(continued)

m.Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n.Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o.Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p.Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

q.Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2.This bond does not directly or indirectly cover:

a.loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e.damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.loss resulting from indirect or consequential loss of any nature;

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Conditions and

Limitations

General Exclusions - Applicable to All Insuring Clauses

(continued)

h.loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

i.loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1)of any law regulating:

a.the issuance, purchase or sale of securities,

b.securities transactions on security or commodity exchanges or the over the counter market,

c.investment companies,

d.investment advisors, or

(2)of any rule or regulation made pursuant to any such law; or

j.loss of confidential information, material or data;

k.loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -

Applicable To All Insuring

Clauses Except Insuring

Clause 1.

3.This Bond does not directly or indirectly cover:

a.loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2)to do damage to the premises or Property of the ASSURED;

c.loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.loss of property while in the mail;

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Conditions and

Limitations

Specific Exclusions -	f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring		institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring		Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.		apply to loss of Property resulting directly from robbery, burglary,
(continued)		misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
ASSURED.
	g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;
	h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or
	i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -

Applicable To All Insuring

Clauses Except Insuring

Clauses 1., 4., And 5.

4.This bond does not directly or indirectly cover:

a.loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.loss resulting from forgery or any alteration;

c.loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5. At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-	the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability	notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
	a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or
	b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
	c.	all acts, other than those specified in a. above, of any one person, or
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions and

Limitations

Limit Of Liability/Non-

Reduction And Non-

Accumulation Of Liability

(continued)

d.any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6. This	Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:
	a.	facts which may subsequently result in a loss of a type covered by this Bond,
or
	b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7. a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings		practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company		an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.
	b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
	c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
	d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.
	e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions and

Limitations

Notice To Company -	f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings	include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.
There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
sustained by any Investment Company.

Valuation	9. BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions and

Limitations

(continued)

Securities Settlement 10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a.for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment 11. In the event of a payment under this Bond, the COMPANY shall be subrogated to

Recoveryall of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions and

Limitations

Subrogation - Assignment

Recovery

(continued)

d.fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured 12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a.submit to examination by the COMPANY and subscribe to the same under oath,

b.produce for the COMPANY'S examination all pertinent records, and

c.cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the

COMPANY the rights and causes of action provided for under this Bond. The

ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination		13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
This Bond will terminate as to any one ASSURED, other than an Investment
Company:
a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
	c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions and

Limitations

Termination

(continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the

ASSURED:

a.shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b.within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible
		insurance, indemnity or suretyship obtained by or on behalf of:
		a.	the ASSURED,
		b.	a Transportation Company, or
		c.	another entity on whose premises the loss occurred or which employed the
			person causing the loss or engaged the messenger conveying the Property
			involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond's
		construction, such limitation shall be deemed to be amended so as to equal the
		minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed
		or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And

Limitations

Change or Modification

(continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the

COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

FEDERAL INSURANCE COMPANY

Endorsement No. 1

Bond Number: 8251-6100

NAME OF ASSURED: THE VICTORY FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$6,700,000	$0
2.	On Premises	$6,700,000	$50,000
3.	In Transit	$6,700,000	$50,000
4.	Forgery or Alteration	$6,700,000	$50,000
5.	Extended Forgery	$6,700,000	$50,000
6.	Counterfeit Money	$6,700,000	$50,000
7.	Threats to Person	$ Not Covered	$ N/A
8.	Computer System	$6,700,000	$50,000
9.	Voice Initiated Funds Transfer Instruction	$6,700,000	$50,000
10. Uncollectible Items of Deposit		$100,000	$10,000
11.	Audit Expense	$100,000	$10,000
12.	Stop Pay Order or Refusal to pay Check	$100,000	$10,000
13	Unauthorized Signatures	$100,000	$10,000
14.	Social Engineering Fraud (Empoyee/Vendor)	$250,000	$25,000
15.	Fraudulent Transfer Instructions	$6,700,000	$50,000

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 28, 2022	By
Authorized Representative
ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 8251-6100

NAME OF ASSURED:	THE VICTORY FUNDS

_________________________________________________________________________________

_____

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.By adding the following INSURING CLAUSE:

12. Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorize

2.By adding the following Specific Exclusion:

Applicable to INSURING CLAUSE 12 This Bond does not directly or indirectly cover:

a.liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.loss arising out of:

(1)libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 28, 2022	By

Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 8251-6100

NAME OF ASSURED:	THE VICTORY FUNDS

_________________________________________________________________________________

_____

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.By adding the following INSURING CLAUSE:

13.Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or

Withdrawal Order which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.By adding to Section 1., Definitions, the following:

r.Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

s.Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)of a type commonly dealt in on securities exchanges or markets, and

(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 1

a customer of the ASSURED authorizing the ASSURED to debit the customer's account in

t.Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 28, 2022	By

Authorized Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03)	Page 2

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 1, 2022	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	4
	To be attached to and
	form a part of Bond No.	8251-6100
Issued to: THE VICTORY FUNDS

___________________________________________________________________________________________

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT

(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1) The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a account, or a Certificated Security or Uncertificated Security, in reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail; provided, however, that:

A.the fraudulent instruction purports, and reasonably appears, to have originated from:

i.such Customer, or

ii.an Employee acting on instructions of such Customer, or

iii.another financial institution acting on behalf of such Customer with authority to make such instructions; and

B.the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

C.the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

D.the instruction was received by an Employee specifically authorized by the ASSURED to receive and act upon such instructions; and

E.for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED

s written agreement with such Customer or other verification procedure approved in writing by the COMPANY; andthe ASSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

(2)For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:

Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form, and

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

14-02-21330 (10/2014)	Page 1 of 3

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in reliance upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)of a type commonly dealt in on securities exchanges or markets, and

(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(3)It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

(4)Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

A.Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such password, PIN or other security code; and

B.Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

i.each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

ii.the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.

(5)Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:

k.loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring Clause.

(6)For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.

(7)For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 6,700,000. The Deductible Amount shall be $ 50,000.

(8)The amount of any single transfer for which verification via call back will be required is: $ 50,000.

14-02-21330 (10/2014)	Page 2 of 3

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21330 (10/2014)	Page 3 of 3

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: March 1, 2022	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 5
To be attached to and
form a part of Bond No. 8251-6100

Issued to: THE VICTORY FUNDS

_____________________________________________________________________________________________

SOCIAL ENGINEERING FRAUD (EMPLOYEE/VENDOR) ENDORSEMENT

(For Use with the ICAP form)

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)By adding the following INSURING CLAUSE: Social Engineering Fraud

Loss resulting directly from the ASSURED having, transferred, paid or delivered Money or Securities, documents or other written instruments as the direct result of a Social Engineering Fraud Instruction.

(2)Solely with respect to the coverage afforded by this endorsement, the following terms shall have the following meanings:

Social Engineering Fraud Instruction means any instruction which intentionally misleads an Employee, through misrepresentation of a material fact which is relied upon by an Employee, believing

Money or Securities, documents or other written instruments that were communicated by a natural person purporting to be:

a.a director, officer, partner, member or sole proprietor of the ASSURED or other Employee who is authorized by the ASSURED to instruct another Employee to transfer funds, or an individual acting in collusion with such person purporting to be a director, officer, partner, member or sole proprietor or other Employee who is authorized by the ASSURED to instruct another Employee to transfer funds; or

b.an employee of a Vendor who is authorized by the ASSURED to instruct an Employee to transfer funds or change bank account information of a Vendor; provided, however, Social Engineering Fraud Instruction shall not include any such instruction transmitted by an employee of a Vendor who was acting in collusion with any third party in submitting such instruction, but which instructions were not actually made by such director, officer, partner, member or sole proprietor, Employee, or employee of a Vendor.

Vendor means any entity or natural person that has provided goods or services to the ASSURED under a legitimate pre-existing arrangement or written agreement. However, Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter party or any similar entity.

14-02-21962 (03/2016)	Page 1

(3)Solely with respect to the coverage afforded by this endorsement:

A.This bond does not directly or indirectly cover loss occurring prior to 9/1/2020.

B.Exclusion a. of Section 3., Specific Exclusions-Applicable To All Insuring Clauses Except Insuring Clause 1., is deleted and replaced with the following:

a.loss caused by an Employee provided, however, this Section 3.a. shall not apply to loss: (i) covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property, or (ii) covered under Social Engineering Fraud INSURING CLAUSE;

C.This bond does not directly or indirectly cover loss due to any investment in Securities, documents or other written instruments or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine.

(4)The total liability of the COMPANY under the Social Engineering Fraud INSURING CLAUSE shall be 250,000 for any Single Loss, subject to a BOND PERIOD Aggregate Limit of Liability of $ 250,000.

(5)A Deductible Amount of $ 25,000 shall apply with respect to coverage afforded under the Social Engineering Fraud

INSURING CLAUSE:

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-21962 (03/2016)	Page 2

FEDERAL INSURANCE COMPANY

Endorsement No: 6

Bond Number: 8251-6100

NAME OF ASSURED: THE VICTORY FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

The Victory Funds

Victory Portfolios

Victory Portfolios II

Victory Variable Insurance Funds

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 28, 2022	By

Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 1, 2022	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	7
	To be attached to and
	form a part of Bond No.	8251-6100

Issued to: THE VICTORY FUNDS

_________________________________________________________________________________

_____

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.	Page 1

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 1, 2022	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 8
To be attached to and
form a part of Policy No. 8251-6100
Issued to: THE VICTORY FUNDS

_____________________________________________________________________________________________

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No: 9

Bond Number:	8251-6100
NAME OF ASSURED:	THE VICTORY FUNDS

_________________________________________________________________________________

_____

TEXAS AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding an additional paragraph to Section 13.,Termination, as follows:

"The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official."

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 28, 2022	By

Authorized Representative

State Amendatory-General Use

Form 17-02-1429 (Ed. 1-97)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: March 1, 2022	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 10
To be attached to and
form a part of Bond No. 8251-6100
Issued to: THE VICTORY FUNDS

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940

(i)the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-14098 (04/2008)	Page 1

Policyholder Information Notice

IMPORTANT NOTICE	AVISO IMPORTANTE

To obtain information or make a complaint:

You may call Chubb's toll-free telephone number for information or to make a complaint at

1-800-36-CHUBB

You may contact the Texas Department of

Insurance to obtain the information on companies, coverages, rights or complaints at

(512) 676-6000 or (800) 578-4677

You may write the Texas Department of Insurance

P.O. Box 149104

Austin, TX 78714-9104

Fax # (512) 475-1771

You may email the Texas Department of Insurance at:

consumerprotection@tdi.texas.gov

You may visit the Texas Department of

www.tdi.texas.gov

PREMIUM OR CLAIM DISPUTES

Should you have a dispute concerning your premium or about a claim you should contact the agent first. If the dispute is not resolved, you may contact the Texas Department of Insurance.

ATTACH THIS NOTICE TO YOUR POLICY:

This notice is for information only and does not become a part or condition of the attached document.

Para obtener informaci÷n o para someter una queja:

Usted puede llamar al n÷mero de teléfono gratis de Chubb's para informaci÷n o para someter una queja al

1-800-36-CHUBB

Puede comunicarse con el Departamento de Seguros de Texas para obtener informaci÷n acerca de compa÷ias coberturas, derechos o quejas al

(512) 676-6000 or (800) 578-4677

Puede escribir al Departamento de Seguros de Texas

P.O. Box 149104

Austin TX 78714-9104

FAX # (512) 475-1771

Puede correo electr÷nico Departamento de Seguros de Texas al:

consumerprotection@tdi.texas.gov

Puede visitar el Departamento de Seguros de Texas en el sitio web de:

www.tdi.texas.gov

DISPUTAS SOBRE PRIMAS O RECLAMOS:

Si tiene una disputa concerniente a su prima o a un reclamo, debe comunicarse con el agente primero. Si no se resueve la disputa, puede entonces comunicarse con el departamento (TDI).

UNA ESTE AVISO A SU POLIZA:

Este aviso es solo para proposito de informaci÷n y no se convierte en parte o condicion del documento adjunto.

99-10-0299 (01/2015)

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

JOINT INSURED

FIDELITY BOND AGREEMENT

This AGREEMENT ("Agreement") dated as of February 8, 2007, and amended as of November 18, 2021, among the Victory Portfolios, Victory Portfolios II and Victory Variable Insurance Funds (each a "Trust", collectively the "Trusts") relating to, and on behalf of, each portfolio within the Trusts set forth in Schedule A to this Agreement (individually, a "Fund"; collectively, the "Funds"),

WHEREAS, the Trusts are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, Rule 17g-1 under the Act requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees;

WHEREAS, Rule 17g-1 authorizes the Funds to secure a joint insured bond naming each of them as insureds;

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

WHEREAS, the Board members of each Trust on behalf of its respective Funds, (including a majority of the Board members who are not "interested persons" of such Trust as defined by Section 2(a)(19) of the Act) have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond; and

WHEREAS, each Fund has determined that the allocation of the proceeds payable under the joint insured bond as set forth herein, which takes into account the minimum amount of coverage required for each Fund by Rule 17g-1(d)(1) of the Act, is equitable.

NOW, THEREFORE, the Parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.Joint Insured Bond. The Funds shall maintain in effect a joint fidelity insurance bond (the "Bond") from a reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each Fund against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to the particular Fund's securities or other assets (subject to the terms of the Bond). The Bond shall name each Fund as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.Amount. The Bond shall be in at least the minimum amount required by Rule 17g-1(d) to be maintained by the Funds (including the amounts each Fund would be required to maintain separately).

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

3.Ratable Allocation of Premiums. The Funds shall divide the initial premium and any additional premiums which may become due under the Bond among them based upon the cost of obtaining individual insurance.

4.Ratable Allocation of Proceeds.

(a)If more than one of the Funds sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such Fund shall receive that portion of the recovery that is sufficient in amount to indemnify that Fund in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Funds sustaining a single loss.

(b)If the recovery is inadequate to fully indemnify all Funds sustaining a single loss, the recovery shall be allocated among such Funds as follows:

(i)Each of the Funds, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the amount it would have received had it provided and maintained a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)The remainder, if any, shall be allocated among the Funds based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Fund receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such Funds shall be reallocated among the remaining Funds not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.Claims and Settlements. Each Fund shall, within five days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim. Each Fund shall provide the other Funds with written notice of the terms of settlement of any claim within five days. The officers of each Fund designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 shall give and receive any notices required hereby with respect to such Fund.

6.Modifications and Amendments. Any Fund may increase the amount of the Bond. Such Fund must give written notice thereof to the other Funds covered by this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If, pursuant to Rule 17g-1, any Fund shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Funds covered by this Agreement and indicate the nature of the modification which it believes to be appropriate. If, within forty-five days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination). Any Fund may withdraw from this Agreement at any time and cease to be covered by this Agreement (except with respect to losses occurring prior to such withdrawal) by giving not less than forty-five days prior written notice to the other Funds covered by this Agreement of such withdrawal. Upon withdrawal, a

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

withdrawing Fund shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal. Upon termination of the Bond, each insured shall receive any premium rebated by the fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7.Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.No Assignment. This Agreement is not assignable.

9.Notices. All notices and other communications hereunder shall be addressed to the appropriate Fund at 4400 Easton Commons, Suite 200, Columbus, Ohio 43219.

10.Counterparts. This Agreement may be executed in two or more parts which together shall constitute a single Agreement.

IN WITNESS WHEREOF, each of the Trusts hereto has duly executed this Agreement as of the day and year first above written.

IN WITNESS WHEREOF, each of the Trusts hereto has duly executed this Agreement as of its effective date, August 25, 2020.

VICTORY PORTFOLIOS, on behalf of its series portfolios, individually and not jointly

By: Christopher K. Dyer

Title: President

VICTORY PORTFOLIOS II, on behalf of its series portfolios, individually and not jointly

By: Christopher K. Dyer

Title: President

VICTORY VARIABLE INSURANCE FUNDS, on behalf of its series portfolios, individually and not jointly

By: Christopher K. Dyer

Title: President

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

SCHEDULE A

TO JOINT INSURED AGREEMENT

Dated February 8, 2007

Series portfolios participating in the Agreement as of February 24, 2022

Victory Portfolios

1.Victory Diversified Stock Fund

2.Victory Floating Rate Fund

3.Victory Global Energy Transition Fund

4.Victory High Income Municipal Bond Fund

5.Victory High Yield Fund

6.Victory INCORE Fund for Income

7.Victory INCORE Investment Grade Convertible Fund

8.Victory INCORE Investment Quality Bond Fund

9.Victory INCORE Low Duration Bond

10.Victory INCORE Total Return Bond Fund

11.Victory Integrity Discovery Fund

12.Victory Integrity Mid-Cap Value Fund

13.Victory Integrity Small/Mid-Cap Value Fund

14.Victory Integrity Small-Cap Value Fund

15.Victory Munder Mid-Cap Core Growth Fund

16.Victory Munder Multi-Cap Fund

17.Victory Munder Small Cap Growth Fund

18.Victory NewBridge Large Cap Growth Fund

19.Victory RS Global Fund

20.Victory RS Growth Fund

21.Victory RS International Fund

22.Victory RS Investors Fund

23.Victory RS Large Cap Alpha Fund

24.Victory RS Mid Cap Growth Fund

25.Victory RS Partners Fund

26.Victory RS Science and Technology Fund

27.Victory RS Select Growth Fund

28.Victory RS Small Cap Equity Fund

29.Victory RS Small Cap Growth Fund

30.Victory RS Value Fund

31.Victory S&P 500 Index Fund

32.Victory Sophus Emerging Markets Fund

33.Victory Special Value Fund

34.Victory Strategic Allocation Fund

35.Victory Strategic Income Fund

36.Victory Sycamore Established Value Fund

37.Victory Sycamore Small Company Opportunity Fund

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

38.Victory Tax-Exempt Fund

39.Victory THB US Small Opportunities Fund

40.Victory Trivalent International Fund-Core Equity

41.Victory Trivalent International Small-Cap Fund

Acknowledged:

VICTORY PORTFOLIOS

By: Christopher K. Dyer

Title: President

Victory Variable Insurance Funds

1.Victory High Yield VIP Series

2.Victory INCORE Investment Quality Bond VIP Series

3.Victory INCORE Low Duration Bond VIP Series

4.Victory RS International VIP Series

5.Victory RS Large Cap Alpha VIP Series

6.Victory RS Small Cap Growth Equity VIP Series

7.Victory Sophus Emerging Markets VIP Series

8.Victory 500 Index VIP Series

Acknowledged:

VICTORY VARIABLE INSURANCE FUNDS

By: Christopher K. Dyer

Title: President

DocuSign Envelope ID: 6F2BB558-3772-4849-950D-5209F9453752

Victory Portfolios II

Mutual Funds

1.Victory Market Neutral Income Fund

2.Victory US 500 Enhanced Volatility Wtd Index Fund

ETF's

1.VictoryShares Developed Enhanced Volatility Wtd ETF

2.VictoryShares Dividend Accelerator ETF

3.VictoryShares Emerging Market High Div Volatility Wtd ETF

4.VictoryShares International High Div Volatility Wtd ETF

5.VictoryShares International Volatility Wtd ETF

6.VictoryShares US 500 Enhanced Volatility Wtd ETF

7.VictoryShares US 500 Volatility Wtd ETF

8.VictoryShares US Discovery Enhanced Volatility Wtd ETF

9.VictoryShares US EQ Income Enhanced Volatility Wtd ETF

10.VictoryShares US Large Cap High Div Volatility Wtd ETF

11.VictoryShares US Multi-Factor Minimum Volatility ETF

12.VictoryShares US Small Cap High Div Volatility Wtd ETF

13.VictoryShares US Small Cap Volatility Wtd ETF

14.VictoryShares USAA Core Intermediate-Term Bond ETF

15.VictoryShares USAA Core Short-Term Bond ETF

16.VictoryShares USAA MSCI Emerging Markets Value Momentum ETF

17.VictoryShares USAA MSCI International Value Momentum ETF

18.VictoryShares USAA MSCI USA Small Cap Value Momentum ETF

19.VictoryShares USAA MSCI USA Value Momentum ETF

20.VictoryShares Nasdaq Next 50 ETF

21.VictoryShares ESG Core Plus Bond ETF

22.VictoryShares ESG Corporate Bond ETF

23.VictoryShares THB Mid Cap ESG ETF

Acknowledged:

VICTORY PORTFOLIOS II

By: Christopher K. Dyer

Title: President

VICTORY PORTFOLIOS ("VP")

VICTORY PORTFOLIOS II ("VPII')

VICTORY VARIABLE INSURANCE FUNDS ("VVIF")

(collectively, the "Trusts")

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Trusts (including those who are not "interested persons" of the Trusts as defined in the Investment Company Act of 1940, as amended, (the "1940 Act") at a meeting held on February 24, 2022:

Joint Fidelity Bond

WHEREAS, the joint fidelity bond in the amount of $6.7 million for the period ending March 1, 2023 (the "Joint Bond") will cover, among other things, officers and employees of the Trusts in accordance with the requirements of Rule 17g-1 under the 1940 Act;

WHEREAS, the Board, in considering the Joint Bond, has given due consideration to, among other things: (i) the value of the aggregate assets of the Trusts to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of the Trusts is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of the Trusts under the Joint Bond is less than the premium each of the Trusts would pay had it maintained a single bond;

WHEREAS, the Trusts have entered into a joint insured fidelity bond agreement in order to meet the requirements of Rule 17g-1 under the 1940 Act; and

WHEREAS, management has represented to the Board that the Joint Bond complies with the provisions of Rule 17g-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby approves the Joint Bond, in substantially the form as described at the meeting;

RESOLVED, that the Board hereby authorizes and empowers the officers of the Trusts to pay on behalf of each of the Trusts the portion of the premium of the Joint Bond allocated to each of the Trusts by agreement between them;

RESOLVED, that the Board hereby instructs the Secretary of the Trusts or her delegate to make all filings and give all notices required by Rule 17g-1 under the 1940 Act; and

RESOLVED, that the Board, including a majority of the Independent Trustees voting separately, hereby authorizes, empowers and directs the appropriate officers of the Trusts to increase or decrease the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts.

Fidelity Bond Joint Insured Agreement (Board Resolution)

WHEREAS, the Trusts jointly participate in a joint fidelity bond covering, among other things, officers and employees; and

WHEREAS, the Trusts have entered into a Joint Insured Fidelity Bond Agreement in order to meet the conditions of Rule 17g-1(f) under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that Board, including a majority of the Independent Trustees voting separately, hereby approves the Joint Insured Fidelity Bond Agreement in substantially the form described at the meeting.

Lori A. Oliveira	One Post Office Square,	Tel. 617-859-3406
	Suite 3710	lori.a.oliveira@citi.com
Boston, MA 02109

April 26, 2022

VIA EDGAR

Attention: Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Victory Portfolios (File Numbers 033-08982 and 811-04852);
Victory Portfolios II (File Numbers 333-181176 and 811-22696);
- AND -
Victory Variable Insurance Funds (File Numbers 333-62051 and 811-08979)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of Victory Portfolios, Victory Portfolios II and Victory Variable Insurance Funds (collectively, the "Funds") please find: (i) a copy of the Funds' Joint Registered Management Investment Company Bond numbered 8251-6100 (the "Bond"); (ii) a copy of the Joint Insured Bond Agreement; and (iii) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Funds (including those who are not "interested persons" of the Funds as defined in the 1940 Act), which authorize the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

Premiums have been paid for the Bond period from March 1, 2022 to March 1, 2023, and is written for a $6,700,000 limit of liability. If the Funds were not participants of the Bond, they would have maintained a single insured bond in the amount of $2,500,000 for the Victory Portfolios; $2,500,000 for the Victory Portfolios II; and $1,700,000 for the Victory Variable Insurance Funds.

Sincerely,

/s/ Lori A. Oliveira Lori A. Oliveira Vice President

Enclosures